Suite 1050 – 625 Howe Street
Vancouver, British Columbia, V6C 2T6
Phone: (604) 689-1976

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that pursuant to an interim order of the Supreme Court of British Columbia dated October 22, 2013 (the "Interim Order"), a special meeting (the "Meeting") of shareholders ("Pacific Shareholders") of Pacific Rim Mining Corp. ("Pacific") will be held at the offices of DuMoulin Black LLP, located at 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5, at 3:00 p.m. (Pacific time) on Thursday, November 21, 2013, for the following purposes:

1.

to consider and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve a plan of arrangement (the "Plan of Arrangement") pursuant to Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA"). The full text of the Arrangement Resolution is set forth in Appendix A to the accompanying management information circular dated October 22, 2013 (the "Circular"); and

2.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies this Notice of Special Meeting.

The record date for determining the Pacific Shareholders entitled to receive notice of and vote at the Meeting is the close of business on October 16, 2013 (the "Record Date"). A Pacific Shareholder may attend the Meeting in person or may be represented at the Meeting by proxy. Registered Pacific Shareholders who are unable to attend the Meeting, or an adjournment thereof, in person are requested to complete, date, and sign the accompanying form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular.

Pacific Shareholders who are planning to return the form of proxy are encouraged to review the Circular carefully before submitting the form of proxy.

If you are a beneficial holder of Pacific Shares, and not a registered holder of Pacific Shares, and have received these materials through your broker or through another intermediary, please complete and return the voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

Pursuant to the Interim Order, the BCBCA and the Plan of Arrangement, each Registered Shareholder has been granted the right to dissent in respect of the Arrangement Resolution. The dissent rights are described in the accompanying Circular. To exercise such right, (a) a written notice of dissent to the Arrangement Resolution must be received by Pacific, c/o DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 Attention: Corey Dean by 3:00 p.m. (Pacific time) on Tuesday, November 19, 2013, or two business days prior to any adjournment of the Meeting, (b) the Pacific Shareholder must not have voted in favour of the Arrangement Resolution, and (c) the Pacific Shareholder must have otherwise complied with the provisions of sections 237 to 247 of the BCBCA, as modified and supplemented by the Interim Order, the Final Order and the Plan of Arrangement. The right to dissent is described in the Circular and the texts of the Interim Order, sections 237 to 247 of the BCBCA and the Plan of Arrangement are set forth in Appendices E, G and B, respectively, to the Circular.

Persons who are beneficial owners of Pacific Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Pacific Shares are entitled to dissent. Accordingly, a beneficial owner of Pacific Shares desiring to exercise this right must make arrangements for the Pacific Shares beneficially owned by such person to be registered in his, her or its name prior to the time the written notice of dissent to the Arrangement Resolution is required to be received by Pacific or, alternatively, make arrangements for the registered holder of Pacific Shares to dissent on his, her or its behalf.

Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA, as modified and supplemented by the Interim Order, the Plan of Arrangement and the Final Order, may result in the loss of any right of dissent.

Laurel Hill Advisory Group (“Laurel Hill”) is acting as Pacific’s proxy solicitation agent. If you have any questions or require any assistance in completing your proxy or voting instruction form, please contact Laurel Hill by calling toll free in North America at 1-877-452-7184, calling collect from outside North America at 416-304-0211 or by email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia this 22nd day of October, 2013.
BY ORDER OF THE BOARD OF DIRECTORS

Thomas C. Shrake, President and CEO